Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

File No. 333-197470

PROSPECTUS SUPPLEMENT NO. 6

DATED November 6, 2014 (To Prospectus Dated August 7, 2014)

AMEDICA CORPORATION

2,326,409 Shares of Common Stock

This Prospectus Supplement No. 6, dated November 6, 2014 (“Supplement No. 6”), filed by Amedica Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated August 7, 2014 (as amended and supplemented from time to time, the “Prospectus”). This Supplement No. 6 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto. The Prospectus relates to the sale of up to 2,326,409 shares of our common stock by MG Partners II Ltd., or the Selling Stockholder, consisting of:

•	1,706,667 shares issued or issuable upon conversion of an aggregate principal amount of $6.4 million of our senior convertible notes, including accrued interest, subject to adjustment;

•	50,853 shares issued to the Selling Stockholder in connection with a securities purchase agreement dated June 30, 2014; and

•	568,889 shares issued or issuable to the Selling Stockholder upon exercise of warrants at an exercise price of $4.65 per share, subject to adjustment pursuant to the terms of the warrant.

This Supplement No. 6 incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on November 6, 2014.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PLEASE REFER TO “RISK FACTORS” BEGINNING ON PAGE 8 OF THE ORIGINAL PROSPECTUS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS, OR ANY OF THE SUPPLEMENTS OR AMENDMENTS RELATING THERETO, IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement No. 6 is November 6, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 6, 2014

Amedica Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-33624	84-1375299
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1885 West 2100 South Salt Lake City, UT	84119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (801) 839-3500

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On November 6, 2014, Amedica Corporation issued a press release announcing financial results for the third quarter of fiscal year 2014. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein. The information contained in this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Act of 1934, whether made before or after the date hereof and regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release dated November 6, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEDICA CORPORATION

Date: November 6, 2014	/s/ Kevin Ontiveros
Kevin Ontiveros
Chief Legal Officer

Exhibit 99.1

Amedica Corporation Reports Third Quarter 2014 Financial Results

Q3 Silicon Nitride Ceramic Revenue Increases 57% Year-Over-Year

SALT LAKE CITY, November 6, 2014 — Amedica Corporation (Nasdaq:AMDA), a biomaterial company that has developed silicon nitride ceramics as a material platform to manufacture and commercialize orthopedic implants, today announced financial results for the third quarter and nine months ended September 30, 2014.

“I am very pleased with the continued success of our silicon nitride commercialization strategy,” said Dr. Sonny Bal, Chairman and CEO of Amedica Corporation. “Our third quarter silicon nitride revenue growth was a direct result of our efforts to strengthen and expand our relationships with surgeons and distributors. We’ve made progress this quarter with our private label and OEM strategy and are poised to announce additional partners in the coming months and year. I’m also encouraged by the progress made on the clinical trials we’ve announced. We are on track to finalize the one-year follow up results from our CASCADE clinical trial during the fourth quarter, while also completing enrollment in our SNAP trial and beginning enrollment in our expanded JAX trial during the first part of 2015.”

Total product revenue increased by 13% during the third quarter of 2014 to $6.0 million, as compared to $5.3 million during the third quarter of 2013. This was primarily attributable to a 57% increase, or $1.0 million, in silicon nitride ceramic product revenue over the prior-year period due to increased market adoption of the Valeo™ spinal interbody devices and the Company’s focus on its core silicon nitride technology. Silicon nitride ceramic product revenue for the nine months ended 2014 grew 50%, or $2.7 million, as compared to the nine months ended 2013.

Gross profit for the third quarter 2014 totaled $4.1 million, compared to $3.6 million in the same period last year. Gross margin percentage for the third quarter 2014 was 67.7%, compared to 67.2% in the third quarter 2013. Excluding the impact of excess or obsolete inventory, the Company’s product costs, as a percentage of product revenue, decreased by 4 points due to production efficiencies.

Net loss for the third quarter of 2014 was $4.9 million, compared to $2.3 million in the prior-year third quarter, primarily as a result of a non-cash stock compensation expense of approximately $2.0 million.

Adjusted EBITDA for the third quarter of 2014 was ($3.1) million, compared to ($1.5) million for the third quarter of 2013.

Cash and cash equivalents totaled $10.4 million, while total principal obligations under long-term debt were $26.0 million as of September 30, 2014.

Conference Call

The Company will hold an investor conference call to discuss the results today, November 6, 2014 at 10:00 AM Eastern Time. The Company invites all interested parties to join the call by dialing (855) 455-6055, any time after 9:50 a.m. Eastern Time on November 6th. The Conference ID number is 25349231. International callers should dial (484) 756-4308. A live audio webcast of the call will be available through a link on the Company’s web site, at http://investors.amedica.com/events.cfm. The call will be archived telephonically for one week and can be accessed by calling (855) 859-2056 in the U.S., or (404) 537-3406 from outside the U.S. The Conference ID for the audio replay is 25349231.

About Amedica Corporation

Amedica is a company focused on the development and application of medical-grade silicon nitride ceramics. Amedica markets spinal fusion products and is developing a new generation of orthopedic bearings for hip and knee arthroplasty. Amedica operates an ISO 13485 certified manufacturing facility and its spine products are FDA cleared, CE marked, and currently marketed in the U.S. and select markets in Europe and South America.

For more information on Amedica or its silicon nitride material platform, please visit www.amedica.com.

Non-GAAP Financial Measures

This press release includes the following “non-GAAP financial measures” as defined by the Securities and Exchange Commission (SEC): adjusted EBITDA. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with generally accepted accounting principles (GAAP). For a reconciliation of this non-GAAP financial measure to the nearest comparable GAAP measure, see “Reconciliation of Non-GAAP Financial Measures” included in this press release.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include the intent, belief or current expectations of Amedica and members of its management team with respect to Amedica’s future business operations as well as the assumptions upon which such statements are based. Forward-looking statements include specifically, but are not limited to, Amedica’s market opportunities, growth, future products, market acceptance of its products, sales and financial results and such statements are subject to risks and uncertainties such as the timing and success of new product introductions, physician acceptance, endorsement, and use of Amedica’s products, regulatory matters, competitor activities, changes in and adoption of reimbursement rates, potential product recalls, effects of global economic conditions and changes in foreign currency exchange rates. Additional factors that could cause actual results to differ materially from those contemplated within this press release can also be found in Amedica’s Risk Factors disclosure in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on March 31, 2014, and in Amedica’s other filings with the SEC. Amedica disclaims any obligation to update any forward-looking statements.

Amedica Corporation

Condensed Consolidated Balance Sheets - Unaudited

(in thousands, except share and per share data)

	September 30,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$10,360	$2,279
Restricted cash	—	392
Trade accounts receivable, net of allowance of $63 and $49, respectively	3,166	2,817
Prepaid expenses and other current assets	1,632	1,575
Deferred offering costs	—	2,763
Inventories, net	12,632	10,084

Total current assets	27,790	19,910

Property and equipment, net	4,048	3,531
Intangible assets, net	4,313	4,688
Goodwill	6,163	6,163
Other long-term assets	35	35

Total assets	$42,349	$34,327

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$1,326	$3,377
Accrued liabilities	3,653	3,711
Current portion of long-term debt	18,984	17,925

Total current liabilities	23,963	25,013

Deferred rent	532	575
Long-term debt	3,718	—
Other long-term liabilities	134	134
Derivative liabilities	2,045	210

Commitments and contingencies
Convertible preferred stock, $0.01 par value, 130,000,000 shares authorized; 0 and 80,910,394 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively; aggregate liquidation value of $0 and $149,692 at September 30, 2014 and December 31, 2013, respectively	—	161,456
Stockholders’ equity (deficit):
Common stock, $0.01 par value; 250,000,000 shares authorized; 12,878,681 and 597,675 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	129	6
Additional paid-in capital / (capital deficiency)	174,635	(13,144)
Accumulated deficit	(162,807)	(139,923)

Total stockholders’ equity (deficit)	11,957	(153,061)

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$42,349	$34,327

Amedica Corporation

Condensed Consolidated Statements of Operations and Comprehensive Loss - Unaudited

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Product revenue	$5,998	$5,298	$17,614	$16,604
Costs of revenue	1,939	1,737	5,191	5,012
Operating expenses:
Research and development	1,970	666	5,602	2,867
General and administrative	2,943	1,193	12,298	4,067
Sales and marketing	4,783	3,720	14,844	12,123

Total operating expenses	9,696	5,579	32,744	19,057

Loss from operations	(5,637)	(2,018)	(20,321)	(7,465)
Other income (expense):
Interest income	3	4	11	13
Interest expense	(1,107)	(453)	(2,191)	(1,345)
Loss on extinguishment of debt	—	—	(1,596)	—
Change in fair value of derivative liabilities	1,887	115	1,325	(150)
Other expense	(78)	4	(112)	(1)

Total other income (expense)	705	(330)	(2,563)	(1,483)

Net loss before income taxes	(4,932)	(2,348)	(22,884)	(8,948)
Provision for income taxes	—	—	—	—

Net Loss	(4,932)	(2,348)	(22,884)	(8,948)
Other comprehensive loss, net of tax:
Unrealized loss on marketable securities	—	—	—	(2)

Total comprehensive loss	$(4,932)	$(2,348)	$(22,884)	$(8,950)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.39)	$(4.11)	$(2.20)	$(17.64)
Weighted average common shares outstanding:
Basic and diluted	12,689,307	571,645	10,383,228	507,227

Reconciliation of Non-GAAP Financial Measures:

To supplement our consolidated statements of operations and comprehensive net loss which are presented in accordance with GAAP, we use certain non-GAAP measures of components of financial performance. Although not a measure of financial performance under GAAP, adjusted EBITDA is provided for the use of investors in understanding our operating results and is not prepared in accordance with, nor does it serve as an alternative to GAAP measures, and may be materially different from similar measures used by other companies. We define “adjusted EBITDA” as our earnings before deductions for interest, taxes, depreciation, amortization, stock-based compensation, change in fair value of derivative liabilities and loss on extinguishment of debt. While not a substitute for information prepared in accordance with GAAP, management believes that this information is helpful for investors to more easily understand our operating financial performance. Management also believes these measures may better enable an investor to form views of our potential financial performance in the future. This measure has limitations as an analytical tool, and investors should not consider this measure in isolation or as a substitute for analysis of our results prepared in accordance with GAAP. Below is a reconciliation of Adjusted EBITDA to Net Loss for each of the periods presented (in thousands - unaudited):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net Loss	$(4,932)	$(2,348)	$(22,884)	$(8,948)
Interest expense, net	1,104	449	2,180	1,332
Income tax expense	—	—	—	—
Depreciation	471	400	1,368	1,290
Amortization	125	125	375	375
Stock-based compensation	2,027	38	10,851	381
Change in fair value of derivative liabilities	(1,887)	(115)	(1,325)	150
Loss on extinguishment of debt	—	(4)	1,596	—

Adjusted EBITDA	$(3,092)	$(1,455)	$(7,839)	$(5,420)

Contact:

Mike Houston

Director of Investor Relations

801-839-3534

mhouston@amedica.com